

April 6, 2015

<u>Via Email</u>
Robert Fagenson
Chief Executive Officer
National Holdings Corporation
410 Park Avenue – 14th Floor
New York, NY 10022

  Re: **National Holdings Corporation**
    Form 10-K
    Filed December 29, 2014
    File No. 001-12629

Dear Mr. Fagenson:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

<u>Investment Advisory Services, page 7</u>

1. Please revise this section to describe the advisory services and programs that NAM provides, rather than referencing Form ADV and your program brochure. To the extent that NAM uses either of the Broker-Dealer Subsidiaries for trade execution or other services, please describe the nature of any agreements between these parties, including compensation arrangements and policies relating to the allocation of investment opportunities.

<u>Government Regulation and Supervision, page 8</u>

2. We note your reference to the exemption provided by paragraph (k)(2)(ii). Your disclosure appears to claim that you are exempt from the Uniform Capital provisions (Rule 15c3-1), as opposed to the customer protection provisions (Rule 15c3-3). Please explain.

Code of Ethics and Business Conduct, page 36

3. Please clarify where you will disclose substantive amendments to or waivers of the Code of Conduct.

Principal Accounting Fees and Services, page 46

4. We note your statement that the Audit Committee authorized management to engage EisnerAmper LLP as your independent registered accounting firm. The section entitled "Pre-Approval Policies" seems to indicate that the engagement must still be approved by the audit committee. Please provide clarification. Additionally, we note your statement that RBSM and Sherb representatives will not attend the Annual meeting. Please clarify whether EisnerAmper representatives will attend.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Klein at (202) 551-3847 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Will Dorton at (202) 551-3107 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski for

Suzanne Hayes
Assistant Director